Notice to ASX/LSE 25 January 2022 Oyu Tolgoi partners reach comprehensive agreement and approve commencement of underground mining operations Rio Tinto, Turquoise Hill Resources (TRQ) and the Government of Mongolia have reached an agreement that will move the Oyu Tolgoi (OT) project forward, resetting the relationship between the partners and increasing the value the project delivers for Mongolia. As a result, the OT Board, comprised of representatives of Rio Tinto, TRQ and Erdenes Oyu Tolgoi (EOT) which is wholly owned by the Government of Mongolia, has unanimously approved commencement of underground operations. This step unlocks the most valuable part of the mine and is expected to begin in the coming days, with first sustainable production expected in the first half of 2023. Project budget, funding and agreements As part of a comprehensive package, TRQ will waive the $2.4 billion1 EOT carry account loan in full, comprising the amount of common share investments in OT LLC funded by TRQ on behalf of EOT to build the project to date, plus accrued interest. The Parliament of Mongolia has approved a resolution (Resolution 103) that resolves the outstanding issues that have been subject to negotiations with the Government of Mongolia over the last two years in relation to addressing Parliament Resolution 92 (December 2019). With this approval, the Parliament of Mongolia has required that certain measures be completed in order for Resolution 92 to be considered formally implemented. To date, conditions relating to the following measures have been addressed: (i) the waiving of the carry account loan; (ii) the improved cooperation with EOT; (iii) the implementation of measures to monitor OT underground development financing mechanisms and enhance ESG matters; (iv) the approval of the Electricity Supply Agreement; and (v) the establishment of a funding structure at OT that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023). Rio Tinto continues to work with the Government of Mongolia and TRQ to finalise the remaining outstanding measures of Resolution 92, namely the formal termination of the Oyu Tolgoi Mine Development and Financing Plan (UDP) and resolution of the outstanding OT LLC tax arbitration. An updated funding plan has been agreed to address TRQ’s current estimated remaining funding requirement for the OT Underground Project. Until sustainable underground production is achieved, OT will be funded by cash on hand and rescheduling of existing debt repayments, together with a pre-paid copper concentrate sales agreement with TRQ. This is in line with restrictions on debt financing contained in Resolution 103, passed on 30 December 2021. 1 Financial reporting impact of waiver Rio Tinto’s accounting treatment for its share in the carry account loan is explained in note 1 (xii) on page 221 and note 32 (l) on page 264 of the 2020 Annual Report. Prior to the waiver agreement, the carry account was expected to be repaid via a pledge over EOT’s share of future OT common share dividends. For this reason, and because the arrangement is between TRQ and EOT rather than with OTLLC itself, both the principal and interest are treated as transactions with owners acting in their capacity as owners. Consequently, the carry account is currently recorded as a reduction in the share of equity attributable to non-controlling interests, resulting in an increase to the effective interest in OT attributable to owners of Rio Tinto. The carry account is not classified as a loan receivable in the Group Balance Sheet, and there is no interest income shown in the Group Income Statement; accumulation of interest on the carry account increases the share of profit attributable to Rio Tinto as it is accrued. Waiving the carry account loan increases EOT’s economic share arising through entitlement to cash flows from future dividends of OT. In the 2022 Group Accounts, there will be no Income Statement charge for loan forgiveness or write-off as a result of the waiver, and net assets and liabilities for OT included in the Group Balance sheet remain unchanged. There is no exchange of cash or other financial assets between parties and there will be no change to the underlying free cash flows of the OT operations and development project. A reallocation of the net asset value allocation between the owners of OT will be recorded in the Group Statement of Changes in Equity for 2022 by reducing equity attributable to owners of Rio Tinto and increasing equity attributable to non-controlling interests. Exhibit 99.1

Notice to ASX/LSE Page 2 of 5 Rio Tinto and TRQ have amended the Heads of Agreement signed in April 2021 to ensure they appropriately fund OT. The capital forecast for the project is $6.925 billion, including $175 million of known COVID-19 impacts to the end of 20212. Forecasted remaining undergound capital expenditure is approximately $1.8 billion. A reforecast will be undertaken during H1 2022 to determine a revised cost and schedule estimate that will reflect: • any further COVID-19 impacts; • any additional time-based impacts and market price escalation arising from resequencing due to 2021 budget constraints (as a result of the OT Board not approving the capital budget uplift at the time the Definitive Estimate was finalised); and • updated risk ranging reflecting the latest project execution risks. The key elements under the amended Heads of Agreement include: • pursuing the rescheduling of principal repayments of existing OT project finance to potentially reduce the OT funding requirement by up to $1.7 billion; • seeking to raise up to $500 million of senior supplemental debt at OT from selected international financial institutions which could be put in place after sustainable underground production is achieved; • Rio Tinto providing a co-lending project finance facility to OT of up to $750 million to be made available after sustainable underground production is achieved (with up to $300 million of such amount being available under a short-term secured advance directly to TRQ pending such co- lending); and • TRQ agreeing to conduct equity or rights offerings of up to $1.5 billion (with an initial offering of at least $650 million by no later than 31 August 2022). The re-profiling of the existing OT project finance and any additional senior supplemental debt at OT will be subject to availability and terms and conditions being acceptable to Rio Tinto and TRQ. Power The OT Board has also approved the signing of an Electricity Supply Agreement to provide OT with a long- term source of power from the Mongolian grid, under terms already agreed with the Government of Mongolia. In meeting OT’s commitment to sourcing power domestically, Rio Tinto will work with the Government to support long-term renewable energy generation in support of the Mongolian grid. The Government of Mongolia and OT are in constructive discussions with the Inner Mongolia Power International Cooperation Company (IMPIC) for an extension of current power import arrangements beyond the current agreement of July 2023. IMPIC have indicated their support for an extension and commercial terms are being finalised. Luvsannamsrain Oyun-Erdene, the Prime Minister of Mongolia said “The commencement of Oyu Tolgoi underground mining operations demonstrates to the world that Mongolia can work together with investors in a sustainable manner and become a trusted partner. As part of our “New Recovery Policy”, I am happy to express Mongolia’s readiness to work actively and mutually beneficially with global investors and partners.” Rio Tinto Chief Executive Jakob Stausholm said “We would like to thank the Government of Mongolia for their commitment to working productively with Rio Tinto and TRQ to reach this crucial agreement, that will see one of the world’s largest copper growth projects move forward and firmly establish Mongolia as a global investment destination. This agreement represents a reset of our relationship and resolves historical issues between the OT project partners. We strongly believe in the future of this country and I am personally committed to ensuring that the people of Mongolia benefit strongly from OT along with our shareholders.” “I have visited Mongolia twice in the last few months and I cannot help but be proud of what has been achieved by our workforce, hand-in-hand with communities, suppliers and other partners. I would like to thank the many thousands of people involved for what they have achieved.” “The OT underground development will consolidate Rio Tinto’s position as a leading global supplier of copper at a time when demand is increasing, driven by its role in enabling decarbonisation and electrification 2 These estimates exclude any impacts of delays to work schedules caused by restricted approved budgets since the start of 2021. This impact, and the impact of any ongoing COVID-19 impacts will be assessed following the commencement of underground operations with further updates provided to the market in due course. Panels 1 and 2 studies will be ongoing throughout 2022. Further study work is also underway to assess the extraction methodology and ultimate recovery of the Panel 0 recoverable pillars.

Notice to ASX/LSE Page 3 of 5 in the race to net zero. We will also explore additional opportunities to decarbonise the OT operations, including sourcing renewable power.” Steve Thibeault, Interim Chief Executive Officer of Turquoise Hill Resources commented “Today is a landmark day for Turquoise Hill and a major milestone in the development of the Oyu Tolgoi underground development project. We are very excited to be starting work on the undercut, which is critical to unlocking the immense potential of this world-class, high grade deposit for the benefit of all stakeholders. Following the agreements with the Government of Mongolia and the Amended Heads of Agreement with Rio Tinto being put in place, we now have greater certainty and confidence to complete construction of this once-in-a- generation mine that, when finished, is expected to be one of the largest copper producing mines in the world and a generator of vast economic value and employment in Mongolia and of returns for our shareholders for years to come. I want to thank the Government of Mongolia for its commitment to securing a balanced agreement that helps to advance the project while ensuring that all stakeholders including the people of Mongolia truly benefit from the development of this resource. This agreement says a lot about the positive environment for foreign investment in the country.” By 2030 OT is expected to be the fourth largest copper mine in the world. It is a complex greenfield project comprising an underground block cave mine and copper concentrator as well as an open pit mine which has been succesfully operating for almost ten years. It is also one of the most modern, safe, sustainable and water-efficient operations globally, with a workforce which is more than 96 per cent Mongolian. Since 2010, OT has spent a total of $13.4 billion in-country, including $3.6 billion of taxes, fees and other payments to the state budget. The size and quality of this Tier 1 asset provides additional expansion options, which could see production sustained for many decades. Notes to Editors At peak production, OT is expected to operate in the first quartile of the copper cash cost curve3. OT is expected to produce around 500,000 tonnes of copper per year on average from 2028 to 2036 from the open pit and underground, and an average of around 350,000 tonnes for a further five years4, compared to 163,000 tonnes in 20215. The underground Ore Reserve has an average copper grade of 1.52 per cent, which is more than three times higher than the open pit Ore Reserve, and contains 0.31 grammes per tonne of gold.6 Rio Tinto Canadian early warning disclosure Rio Tinto currently beneficially owns 102,196,643 common shares of TRQ, representing approximately 50.8% of the issued and outstanding common shares of TRQ. Rio Tinto also has anti-dilution rights that permit it to acquire additional securities of TRQ so as to maintain its proportionate equity interest in TRQ from time to time. As the subscription price for any TRQ equity or rights offering is not determinable at this time, the number of TRQ common shares Rio Tinto will beneficially own following closing of any such equity or rights offering cannot be determined at this time. Except in connection with such equity or rights offerings, Rio Tinto has no present intention of acquiring additional securities of TRQ. Depending upon its evaluation of the business, prospects and financial condition of TRQ, the market for TRQ’s securities, general economic and tax conditions and other factors, Rio Tinto may directly or indirectly acquire or sell some or all of the securities of TRQ. 3 Wood Mackenzie copper equivalent cash cost curve (Q4 2021) 4 The 500ktpa target (stated as recovered metal) for the Oyu Tolgoi underground and open pit mines is underpinned 17 per cent by Proved Ore Reserves and 83 per cent by Probable Ore Reserves for the years 2028-2036. The 350ktpa production target for the following 5 years is underpinned 18 per cent by Proved Ore Reserves and 82 per cent by Probable Ore Reserves. These production targets have been scheduled from current mine designs by Competent Persons in accordance with the requirements of the Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves, 2012 Edition (the JORC code). 5 Rio Tinto Fourth Quarter Operations Review, published 17 January 2022. 6 This information in relation to the underground Ore Reserves was previously reported in the release to the ASX dated 16 December 2020. The Competent Persons responsible for reporting the Ore Reserves were Ferrin Prince and Mark Bixley, Competent Persons, who are a Member and Fellow respectively of The Australasian Institute of Mining and Metallurgy. Rio Tinto is not aware of any new information or data that materially affects these Ore Reserve estimates and confirms that all material assumptions and technical parameters underpinning the estimates continue to apply and have not materially changed. The form and context in which the Competent Persons’ findings are presented have not been materially modified from the release dated 16 December 2020.

Notice to ASX/LSE Page 4 of 5 This announcement is authorised for release to the market by, and a copy of the related early warning report may be obtained from Rio Tinto’s Group Company Secretary. Additional disclosures This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with registration requirements under applicable law. Forward-looking statements This press release includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding capital and funding requirements, are forward-looking statements. The words “intend”, “forecast”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “pursue”, “seek” or similar expressions, commonly identify such forward- looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this press release. Rio Tinto and TRQ each expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward- looking statement contained herein to reflect any change in their respective expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. LEI: 213800YOEO5OQ72G2R82 Classification: 3.1. Additional regulated information required to be disclosed under the laws of a Member State.

Notice to ASX/LSE Page 5 of 5 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com